UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)

CHINA NORTH EAST PETROLEUM HOLDINGS LIMITED

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

16941G 10 2

(CUSIP Number)

April 21, 2011

(Date Of Event Which Requires Filing Of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 16941G 10 2	13G	Page 2 of 4 Pages

1.    NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bellini Holdings Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)   ☐
     (b)   ☐

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,800,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,800,000
	8	SHARED DISPOSITIVE POWER -0-

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

5,800,000 shares of Common Stock

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                  ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

16.4%

12.    TYPE OF REPORTING PERSON

CO

CUSIP No. 16941G 10 2	13G	Page 3 of 4 Pages

Item 1

(a) Name of Issuer: China North East Petroleum Holdings Ltd. (the “Issuer”)
(b) Address of Issuer's Principal Executive Offices: 445 Park Avenue, New York, NY 10022

Item 2

(a) Name of Person Filing: Bellini Holdings Management Ltd.
(b) Address of Principal Business Office: Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands
(c) Citizenship: British Virgin Islands
(d) Title of Class of Securities: Common Stock, $0.001 par value
(e) Cusip Number: 16941G 10 2

Item 3If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J) Not applicable.

Item 4 Ownership

(a) Amount Beneficially Owned: 5,800 000 shares of Common Stock
(b) Percent of Class: 16.4%
(c) Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote: 5,800,000 shares
(ii)  Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 5,800,000 shares
(iv) Shared power to dispose or to direct the disposition of: -0-

CUSIP No. 16941G 10 2	13G	Page 4 of 4 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2011

/s/ Chen Zhiyong
(Signature)

Chen Zhiyong, Director
(Name/Title)